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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
						(Amendment No. 3)


						BRC Holdings, Inc.
						(Name of Issuer)

						Common Stock

----------------------------------------------------------------

				(Title of Class of Securities)

						227174109
					  (CUSIP Number)

		David Fink						    Carolyn S. Reiser, Esq.
Matador Capital Management Corporation	    Shartsis, Friese & Ginsburg LLP
	200 1st Ave. North, Suite 206			One Maritime Plaza, 18th Floor
	  St. Petersburg, FL  33701			   San Francisco, CA 94111
	   (813) 898-9300					    (415) 421-6500
-----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

						December 4, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note:	Six copies of this statement, including all exhibits, should be
filed with the Commission.	See Rule 13d-1(a) for other parties to whom
copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

SCHEDULE 13D

CUSIP No. 227174109								Page 2 of 15 Pages
-------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Matador Capital Management Corporation
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			496,050
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				467,800
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				496,050
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						467,800
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	963,850
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.8%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO and IA
---------------------------------------------------------------------------
				*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 227174109								Page 3 of 15 Pages
---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Jeffrey A. Berg
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ X /
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
---------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			496,050
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				467,800
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				496,050
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						467,800
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	963,850
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.8%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
---------------------------------------------------------------------------
				*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 227174109								Page 4 of 15 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of BRC Holdings, Inc.,
a Delaware corporation ("BRCP").	The principal executive office of BRCP
is located at 1111 West Mockingbird Lane, Suite 1400, Dallas, TX 75247.



ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Matador Capital Management Corporation, a Delaware corporation
("MCMC"); Jeffrey A. Berg ("Berg"); David R. Fink ("Fink"); William W.
Wright ("Wright"); and Steven A. Kohl ("Kohl").

	(b)	The business address of MCMC, Berg, Fink, Wright and Kohl is 200
First Ave. North, Suite 206, St. Petersburg, FL 33701.

	(c)	MCMC is an investment advisor.  Berg is the President, sole
director and controlling shareholder of MCMC. Fink is the Chief Operating Officer of MCMC. Wright is the Treasurer of MCMC. Kohl is the Vice President of MCMC.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Berg, Fink, Wright and Kohl are citizens of the United States of
America.

SCHEDULE 13D

CUSIP No. 227174109								Page 5 of 15 Pages


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

MCMC			Funds Under Management 	$18,344,178


ITEM 4.	PURPOSE OF TRANSACTION.

On October 30, 1996, MCMC filed a complaint in the Court of Chancery of the State of Delaware seeking injunctive relief in connection with the tender offer disclosed in a Tender Offer Statement on Schedule 14D-l, dated October 23, 1998, of ACS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation, for 8,704,238 shares of Stock (the "Tender Offer"). The complaint alleges, among other things, that appropriate disclosure under Delaware law has not been made to BRCP's stockholders in connection with a proposed merger between BRCP and ACS Acquisition Corporation and that BRCP's Board has not taken the steps required by Delaware law to be taken prior to agreeing to a sale of control.

The reporting persons have had discussions with senior management of BRCP over the past 18 months, and may in the future have additional discussions with senior management, concerning various operational and financial aspects of BRCP's business. The reporting persons may solicit indications of interest from potential purchasers of BRCP and have retained one and may retain more investment banking firms to assist them and to explore ways of
maximizing long-term shareholder value.   The reporting persons have had
and may in the future have discussions with other shareholders regarding
various ways of maximizing long-term shareholder value.   The reporting
persons may also seek to obtain financing for a bid by the reporting persons alone or with other investors.

The reporting persons intend continuously to review their investment in BRCP and may in the future change their present course of action. The reporting persons may determine to acquire additional Stock or to dispose of all or a portion of the Stock which they now own or may hereafter acquire. In reaching any decision as to their investment, the reporting persons will take into consideration various factors, such as BRCP's business and prospects, other developments concerning BRCP (including, but not limited to, actions of the Board of Directors and management of BRCP), other investment opportunities available to the reporting persons, developments with respect to the other investments of the reporting persons, general economic conditions, and money and stock market conditions.

SCHEDULE 13D

CUSIP No. 227174109								Page 6 of 15 Pages

ITEM 4. (continued)

Other than as described above, the reporting persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of BRCP, or the disposition of securities of BRCP, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving BRCP or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of BRCP or any of its subsidiaries (iv) any change in the present Board of Directors or management of BRCP including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of BRCP;
(vi) any other material changes in BRCP's business or corporate structure;
(vii) changes in BRCP's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of BRCP by any persons; (viii) causing a class of securities of BRCP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of BRCP becoming eligible for termination of registration pursuant to Section l2(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

				Aggregate
			  Beneficially
			      Owned	   Voting Power		Dispositive Power
Name 	Number	Percent	Sole		Shared	Sole		Shared

MCMC		963,850	6.8%		496,050	467,800	496,050	467,800
Berg		963,850	6.8%		496,050	467,800	496,050	467,800

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since August 26, 1998:

	 Purchase				Number		Price
Name	 or Sale	 Date		of Shares		Per Share

MCMC		P	9/1/98		10,000		$15.250
MCMC		P	9/3/98		25,000		$14.881
MCMC		P	9/30/98		   250		$17.100
MCMC		P	10/28/98		15,000		$18.543
MCMC		P	10/30/98		10,000		$18.627
MCMC		P	11/2/98		20,000		$18.688

All transactions were executed on the Nasdaq National Market.

SCHEDULE 13D

CUSIP No. 227174109								Page 7 of 15 Pages


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to investment management agreements, MCMC is authorized, among other things, to invest funds of its investment advisory clients in securities, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements. The investment management agreements provide for fees payable to MCMC based on assets under management and realized and unrealized gains.

MCMC is also a member of RJ Matador, L.L.C., a Delaware limited liability company and registered investment adviser. RJ Matador, L.L.C. and MCMC are the general partners of an investment limited partnership, whose limited partnership agreement provides to MCMC and RJ Matador, L.L.C., as general partners, the authority, among other things, to invest the funds of the partnership in Stock and to vote and dispose of Stock. Pursuant to such limited partnership agreement, the general partners are entitled to allocations based on assets under management and realized and unrealized gains.

Berg is also the President of Everglades Capital Corporation ("Everglades"). Everglades is the general partner of Matador Capital Management, L.P. ("MCM"), a Delaware limited partnership that is the general partner of several investment limited partnerships. Pursuant to those partnerships' agreements of limited partnership, MCM has the authority to invest the partnerships' funds in Stock and to vote and dispose of Stock and is entitled to allocations based on assets under management and realized and unrealized gains. MCM has delegated its investment management responsibilities with respect to those partnerships to MCMC.

Pursuant to an agreement dated as of November 13, 1998, MCMC retained Jefferies & Company, Inc. ("Jefferies") to act as exclusive financial advisor to MCMC in connection with its investment in BRCP, including, but not limited to, any actions which MCMC may take to (i) solicit indications of interest from potential purchasers of BRCP or any of BRCP's material assets, (ii) obtain financing for a bid to acquire BRCP by MCMC alone or with any other investors, or (iii) any other actions by MCMC to maximize the value of its investment in BRCP.

Additionally, Jefferies may assist the filing persons in communicating to other BRCP shareholders a recommendation not to tender in the Tender Offer made by ACS Acquisition Corporation and described in Item 4 above.

SCHEDULE 13D

CUSIP No. 227174109								Page 8 of 15 Pages


ITEM. 6.	(continued)

In consideration for Jefferies' services, MCMC has paid Jefferies a retainer and has agreed to pay an additional success fee. MCMC has also agreed to reimburse Jefferies for its out-of-pocket expenses incurred in connection with its services and to indemnify Jefferies for certain liabilities.

The filing persons have continued to have discussions with other BRCP shareholders regarding various ways to maximize long-term shareholder value.

MCMC sent a letter, dated November 19, 1998, to the Board of Directors of BRCP proposing that the Board consider a recapitalization of BRCP to achieve greater value for shareholders than the Tender Offer provides. The letter included several analyses of a recapitalization prepared by MCMC with the assistance of Jefferies. A copy of the letter is filed as Exhibit A hereto.

MCMC sent a letter, dated December 4, 1998, to the Board of Directors of BRCP proposing that MCMC (through an affiliated entity) acquire all of the outstanding stock of BRCP at a price of $21 per share. A copy of the letter is filed as Exhibit B hereto.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -- Letter from MCMC to the Board of Directors of BRCP dated November 19, 1998.

Exhibit B -- Letter from MCMC to the Board of Directors of BRCP dated December 4, 1998.

SCHEDULE 13D

CUSIP No. 227174109								Page 9 of 15 Pages


SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	December 7, 1998.

MATADOR CAPITAL MANAGEMENT CORP.			Jeffrey A. Berg

By:	/s/ David Fink						By:	/s/ David Fink
	David Fink,							David Fink,
	Chief Operating Officer					Attorney-in-Fact

SCHEDULE 13D

CUSIP No. 227174109								Page 10 of 15 Pages

EXHIBIT A

November 19, 1998

VIA FACSIMILE & FEDERAL EXPRESS

BOARD OF DIRECTORS
c/o Mr. Paul Stoffel, Chairman of the Board
c/o Jerrold Morrison, President, Chief Operating Officer
BRC HOLDINGS, INC.
1111 W. Mockingbird Lane, Suite 1400
Dallas, Texas 75247-5014

Dear Sirs:

As representative of holders of approximately 7% of the outstanding common stock of BRC Holdings, Inc. ("BRC" or the "Company"), we do not believe that the $19 per share tender ("Tender Offer" or "Offer") maximizes the value of our holdings. We were gratified to read in your amended 14D-9 that our view of BRC's value is shared by BRC's President and Chief Operating Officer, Jerry Morrison. Moreover, the amended 14D-9 provided by BRC indicates that in the recent past you have received several indications of interest in a business combination by several potential acquirers at levels in excess of $19 per share. We appreciate this further disclosure which we believe underscores our position that the BRC shareholders are being deprived of the full value of their BRC chares at the current Offer price of $19 per share.

The purpose of this letter is to not only share our disappointment that the BRC Board of Directors did not appear to pursue the alternatives to maximizing shareholder value presented by outside parties, but to also question whether the Board considered alternatives utilizing the Company's internal resources. Since your recent disclosure does not provide any analysis of a recapitalization performed by BRC or its financial advisors, we have felt compelled to undertake such an analysis on behalf of the shareholders. As part of its role as our exclusive financial advisor, Jefferies & Company, Inc. has assisted Matador in developing a recapitalization analysis for BRC. The conclusion we have drawn from this analysis is that the Company has the means to provide immediate value to its shareholders in excess of the $19 per share currently being offered by Affiliated Computer Services, Inc. ("Affiliated"). As such, it is clear that the BRC shareholders are being offered a discount to the underlying value of their shares rather than a premium which is normally required in a change of control transaction.

Recapitalization Analysis
Matador has closely followed BRC's financial results over the last 18 months. Based on guidance from both the senior management and operating management of BRC, we have built a detailed financial model to project the company's financial results through the year 2000. According to our earnings model, we estimate that net income and earnings per share will be $15.4 million and $1.07, respectively, in 1999 and $17.8 million and $1.24, respectively, in 2000. Both analyses assume 14.33 million fully diluted

SCHEDULE 13D

CUSIP No. 227174109								Page 11 of 15 Pages

EXHIBIT A  (continued)

shares. Applying the $19 offer to these forward EPS estimates yields an implied P/E multiple of approximately 17.8x in 1999 and approximately 15.3x in 2000.

The recapitalization analysis that we undertook with Jefferies assumes the Company deploys its excess cash to repurchase common stock through a Dutch Tender Offer (the "Dutch Tender"). In our analysis, we examined alternative Dutch Tender scenarios whereby: (i) the aggregate amount of shares being repurchased ranged from 3.0 to 4.0 million shares and (ii) the repurchase price ranged from $20.00 to $22.00 per share. We also focused on one possible Dutch Tender scenario within the aforementioned range whereby the company would repurchase 3.5 million shares at a price of $20.50 per share.

In the first part of our analysis, we based our calculations on BRC's implied P/E multiple. However, after effecting such a recapitalization, the Company, without being burdened by such a large amount of excess cash, should begin to be valued more closely to its peer group of comparable companies. So we also performed our calculations using the representative P/E for BRC's comparable universe. To perform a comparable company analysis, we reviewed the results of the following companies which we believe to be comparable to BRC: Affiliated Computer Services, Inc., American Management Systems, Computer Management Sciences, F.Y.I. Incorporated, Keane, Inc., Lason, Inc., Maximus, Inc., SPR, Inc., Superior Consultant Holdings Corporation and Systems & Computer Technology Corporation. We have determined that the trimmed mean l999E P/E for the comparable universe is approximately 20.5x (note: the trimmed mean excludes the highest and the lowest values of the group).

The general results of our recapitalization analysis follow:

						     Value of 		Weighted
# Shares 			Repurchase	    Remaining 		Value per     % Increase
Repurchased		Price	     Shares 		Share(3) 	  over Offer(4)
3.5 million(l)		$20.50	   $20.85-$21.45   $20.78-$21.26   9.4%-11.3%
3.0-4.0 million(1)  $20-S22	   $20.15-$22.14   $20.11-$22.11   5.9%-16.4%
3.0-4.0 million(2)  $20-$22	   $23.03-$24.90   $22.50-$24.22  18.4%-27.5%

Notes:

{1)	Value of Remaining Shares is based on the pro forma EPS (which takes into account both the decrease in the fully diluted shares and the decrease in cash following the recapitalization) and the implied P/E multiples of 17.8x in 1999 and 15.3x in 2000.

(2) Value of Remaining Shares is based on the pro forma EPS and the trimmed mean P/E multiple for the comparable universe of 20.5x.

(3) Weighted Value per Share assumes all shareholders participate in the repurchase on a pro rata basis. The Weighted Value is the weighted average of the Repurchase Price and the Value of Remaining Shares.

SCHEDULE 13D

CUSIP No. 227174109								Page 12 of 15 Pages

EXHIBIT A  (continued)

(4) Based on Weighted Value per Share.

You should note that all of our recapitalization scenarios assumed that the current cash balance is reduced by the merger termination fees and expenses totaling $13 million which are potentially due to Affiliated in the event of a recapitalization transaction.

Conclusion
Did the Board consider a recapitalization scenario such as the one outlined above or any other comparable scenario prior to making the decision to sell the Company? We believe that if the Board had considered such an alternative, it would have reached a much different conclusion as to how to maximize shareholder value. The Offer of $19 per share is clearly not a maximization of shareholder value. Rather than providing a premium to the shareholders, which is generally the case in change of control transactions, the shareholders are being asked to accept a substantial discount from the value that can be realized by the Company via a recapitalization, the minimum value a shareholder should be asked to accept.

Since this recapitalization scenario is a viable alternative to the current Offer, we request that you amend your schedule 14D-9 to include the full text of this letter and distribute it so all shareholders can benefit from this information. We have discussed the highlights of this analysis with other large shareholders and intend to make the results of this analysis public if your schedule 14D-9 is not amended as requested.

We would be happy to discuss this and other alternatives for maximizing shareholder value with you. Thank you for your prompt attention to this matter.

Sincerely,


Matador Capital Management Corporation
By: /s/ Jeffrey A. Berg
Jeffrey A. Berg, President

SCHEDULE 13D

CUSIP No. 227174109								Page 13 of 15 Pages

EXHIBIT B

December 4, 1998

Board Of Directors
BRC Holdings, Inc.
1111 W. Mockingbird Lane
Suite 1400
Dallas, Texas 75247-5014

Gentlemen:

Matador Capital Management hereby proposes to acquire, through an affiliated entity, all of the outstanding stock of BRC Holdings, Inc. ("BRC") at a price of $21 per share. The $21 proposal would be subject to the completion of due diligence, execution of definitive documentation and completion of financing for the transaction. In connection with such financing, we have held discussions with several financing sources, which have indicated a high degree of interest in providing a significant portion of the equity financing required for such a transaction. Matador believes that the combination of equity and debt available through its own resources and other financing sources will be sufficient to complete this deal.

The financing source that would likely be the lead investor is a private equity investment firm that currently manages in excess of $1.5 billion through several limited partnerships. Over its twenty-five year history, it has completed almost 100 transactions in a variety of service and industrial businesses.

We are highly motivated to move expeditiously to close this transaction. In order to facilitate our proposal, we hereby request access for ourselves, and our financing sources, to confidential information relating to BRC including the right to meet with senior company officers. Matador, and its financial advisor, Jefferies & Company, Inc., and its financing sources are prepared to meet immediately with the Company's President and Chief Operating Officer to accelerate its due diligence.

Since time is of the essence, we respectfully request an immediate reply.

Sincerely,


Matador Capital Management Corporation
By: /s/ Jeffrey A. Berg
Jeffrey A. Berg, President

Attachment

SCHEDULE 13D

CUSIP No. 227174109								Page 14 of 15 Pages

EXHIBIT B  (continued)

AFFILIATED INVESTORS / BOARD

Several individual investors who will take an active role on the Board, in additional to representatives of the financing sources, include the following:

	Robert J. Levenson has been Director of First Data Corporation (NYSE -
FDC) since 1992. He has been Executive Vice President of First Data Corporation from 1993 to the present. Former Senior Executive Vice
President, Chief Operating Officer, and member of the Office of the President and Director of Medco Containment Services, Inc., a provider of managed care prescription benefits, from October 1990 to December 1992
(Medco was acquired by Merck in a $6 billion transaction). From 1985 until October 1990, he was a Group President and Director of ADP (NYSE - ADP).
Mr. Levenson is a Director of Superior TeleCom, Inc., Vestcom
International, Inc. (OTC - VESC), and Emisphere Technologies, Inc. (OTC -
EMIS).

	Curtis Lee Smith, Jr. is Chairman of the Board and Chief Executive Officer of New Horizons Worldwide (OTC - NEWH), North America's largest and fastest growing software training company. Mr. Smith has served as the Company's Chairman of the Board and Chief Executive Officer and as a Director since July 1986, and had the additional title and duties of President from August 1989 through July 1992. Mr. Smith served as President of National Copper & Smelting Co., a Cleveland, Ohio-based manufacturer and distributor of copper products from 1962 to 1985. Mr. Smith also serves as a Director of Dental Care Alliance (OTC - DENT) and Strategic Diagnostics, Inc. (OTC - SDIX), both public companies.

SCHEDULE 13D

CUSIP No. 227174109								Page 15 of 15 Pages

EXHIBIT C

			AGREEMENT REGARDING JOINT FILING
			OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of BRC Holdings, Inc. and any other issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Matador Capital Management Corporation, a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G.

DATED:	December 7, 1998.

								MATADOR CAPITAL MANAGEMENT CORP.

/s/ Jeffrey A. Berg					By:	/s/ David Fink
Jeffrey A. Berg						David Fink, Chief Operating Officer


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